

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2021

Dr. Georges Karam
Chief Executive Officer
Sequans Communications S.A.
15-55 boulevard Charles de Gaulle
92700 Colombes, France

  Re: Sequans Communications S.A.
    Registration Statement on Form F-3
    Filed May 7, 2021
    File No. 333-255865

Dear Dr. Karam:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Thomas Jones at 202-551-3602 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing

cc: Brett Cooper, Esq.